Michael Page International Recruitment Limited
Corporate Office, Page House, 1 Dashwood Lang Road,
The Bourne Business Park, Addlestone, Surrey, KT15 2QW
t: +44(0) 1932 264000 **f:** +44(0) 1932 264297
e: groupaccounts@michaelpage.com

RECEIVED

2009 APR -6 A 7:52

17 March 2009

File No. 82-5162

Mary Cascio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

09045783

SUPPL

Dear Ms Cascio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Director/PDMR Share holding - 4985O17
2. Holdings in Company - 5771O17
3. Holdings in Company - 6862O12
4. Holdings in Company - 7230O17
5. Holdings in Company - 8228O10
6. Holdings in Company - 8681O18
7. Director/PDMR Share holding - 9497O17
8. Director/PDMR Share holding - 9500O17

Please also find enclosed our recent correspondence with Companies House.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

pp P.S.

Jeremy Tatham
Controller Corporate Reporting
Direct Line 01932 264143
jeremytatham@michalepage.com

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Company	Michael Page International PLC
TIDM	MPI
Headline	Director/PDMR Shareholding
Released	17:45 06-Mar-09
Number	4985O17

Michael Page
INTERNATIONAL

RNS Number : 4985O
Michael Page International PLC
06 March 2009

Michael Page International plc

06 March 2009

Notification of Interests

The Michael Page Employees' Benefit Trust ("EBT") has purchased a total of 963,000 Ordinary shares on 5 March 2009 at a price of 196.4 pence per share. The shares held in the EBT are intended to be used to satisfy future awards made under the Company's Long term Incentive Plan and Deferred Bonus Plan.

The EBT is a discretionary trust for the benefit of employees of Michael Page International plc and its subsidiaries and is registered in the name of UBS Trustees (Jersey) Ltd.

The Executive Directors of Michael Page International plc are included as potential beneficiaries under the EBT and are deemed to be interested in those shares and the dealings thereof.

Following these transactions, the EBT holds 3,983,284 Ordinary Shares on which dividends are waived and are treated as non dilutive. This includes 1,282,550 Ordinary Shares, 0.4% of the issued share capital, which remains unallocated in the EBT.

This announcement is made in accordance with DTR 3.1.2R.

Michael Page International plc
Kelvin Stagg, Company Secretary 01932 264141

Financial Dynamics
Richard Mountain 020 7269 7121

This information is provided by RNS

The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	17:45 09-Mar-09
Number	5771O17

Michael Page
INTERNATIONAL

RNS Number : 5771O
Michael Page International PLC
09 March 2009

For filings with the FSA include the annex **For filings with issuer exclude the annex**

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting	

rights are attached:	MICHAEL PAGE INTERNATIONAL PLC

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	

3. Full name of person(s) subject to notification obligation:	CAPITAL RESEARCH AND MANAGEMENT COMPANY
4. Full name of shareholder(s) (if different from 3):	
5. Date of transaction (and date on which the	

threshold is crossed or reached if different):	5 MARCH 2009
6. Date on which issuer notified:	6 MARCH 2009
7. Threshold(s) that is/are crossed or reached:	BELOW 13%

8: Notified Details							
A: Voting rights attached to shares							
Class/type of shares If possible use ISIN code	**Situation previous to the triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of shares	**Number of voting rights**	**Number of shares**	**Number of voting rights**		**Percentage of voting rights**	
			Indirect	**Direct**	**Indirect**	**Direct**	**Indirect**
ORDINARY SHARES	41,965,341	41,965,341	40,781,341		40,781,341		12.7835%

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)	
Number of voting rights	Percentage of voting rights
40,781,341	12.7835%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	
15. Contact telephone number:	

As of 5 March 2009

Michael Page International plc

	Number of Shares	Percent of Outstanding
Capital Research and Management Company ("CRMC") holdings	40,781,341	12.784%
Holdings by CRMC:		
* Capital Research and Management Company	40,781,341	12.784%

For notes on how to complete form TR-1 please see the FSA website.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	12:14 11-Mar-09
Number	6862O12

Michael Page
INTERNATIONAL

RNS Number : 6862O
Michael Page International PLC
11 March 2009

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting	MICHAEL PAGE INTERNATIONAL PLC

rights are attached:	

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	

3. Full name of person(s) subject to notification obligation:	1. Lone Pine Capital LLC. 2. Stephen F. Mandel Jr.
4. Full name of shareholder(s) (if different from 3):	Morgan Stanley & Co.
5. Date of transaction (and date on which the threshold is crossed or reached if different):	9 March 2009
6. Date on which issuer notified:	11 March 2009

7. Threshold(s) that is/are crossed or reached:	Below 5%

8: Notified Details							
A: Voting rights attached to shares							
Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
GB0030232317	16,098,655	16,098,655	14,629,752		14,629,752		4.59%

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument	Percentage of voting rights

			exercised/converted)	

Total (A+B)	
Number of voting rights	Percentage of voting rights
14,629,752	4.59%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Lone Pine Capital LLC is the investment manager to several funds which indirectly hold shares in the issuer. Stephen F. Mandel Jr. is the Managing Member of Lone Pine Capital LLC and in such capacity is able to direct its operations.

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy	

holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	Jeffrey Wechselblatt Lone Pine Capital LLC Two Greenwich Plaza Greenwich, Connecticut 06830 USA
15. Contact telephone number:	+1 203 618 7826

For notes on how to complete form TR-1 please see the FSA website.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	17:52 11-Mar-09
Number	7230O17

Michael Page INTERNATIONAL

RNS Number : 7230O
Michael Page International PLC
11 March 2009

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting	Michael Page International PLC

rights are attached:	

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	

3. Full name of person(s) subject to notification obligation:	The Nomad Investment Partnership L.P.
4. Full name of shareholder(s) (if different from 3):	N/A
5. Date of transaction (and date on which the threshold is crossed or reached if different):	11th March 2009
6. Date on which issuer notified:	11th March 2009

7. Threshold(s) that is/are crossed or reached:	4%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
GB00302323177 Ordinary shares	12,663,606	12,663,606	13,663,606	13,663,606	13,663,606	4.28%	4.28%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of	Expiration date	Exercise/	No. of voting rights	Percentage of

financial instrument		conversion period/date	that may be acquired (if the instrument exercised/converted)	voting rights
N/A	N/A	N/A	N/A	N/A

Total (A+B)	
Number of voting rights	**Percentage of voting rights**
13,663,606	4.28%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
N/A

Proxy Voting:	
10. Name of proxy holder:	N/A

11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	None
14 Contact name:	Qais Zakaria
15. Contact telephone number:	+44 207 101 1960

For notes on how to complete form TR-1 please see the FSA website.

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	10:41 13-Mar-09
Number	8228O10

Michael Page
INTERNATIONAL

RNS Number : 8228O
Michael Page International PLC
13 March 2009

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting	MICHAEL PAGE INTERNATIONAL PLC

rights are attached:	

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): ______	

3. Full name of person(s) subject to notification obligation:	1. Lone Pine Capital LLC. 2. Stephen F. Mandel Jr.
4. Full name of shareholder(s) (if different from 3):	Morgan Stanley & Co.
5. Date of transaction (and date on which the threshold is crossed or reached if different):	11 March 2009
6. Date on which issuer notified:	13 March 2009

7. Threshold(s) that is/are crossed or reached:	Below 4%

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
GB0030232317	12,949,194	12,949,194	11,829,162		11,829,162		3.71%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument	Percentage of voting rights

			exercised/converted)	

Total (A+B)	
Number of voting rights	**Percentage of voting rights**
11,829,162	3.71%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Lone Pine Capital LLC is the investment manager to several funds which indirectly hold shares in the issuer. Stephen F. Mandel Jr. is the Managing Member of Lone Pine Capital LLC and in such capacity is able to direct its operations.

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy	

holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	Jeffrey Wechselblatt Lone Pine Capital LLC Two Greenwich Plaza Greenwich, Connecticut 06830 USA
15. Contact telephone number:	+1 203 618 7826

For notes on how to complete form TR-1 please see the FSA website.

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	18:17 13-Mar-09
Number	8681O18

Michael Page
INTERNATIONAL

RNS Number : 8681O
Michael Page International PLC
13 March 2009

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting	Michael Page International Plc

rights are attached:	

2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	

3. Full name of person(s) subject to notification obligation:	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3):	Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of transaction (and date on which the threshold is crossed or reached if different):	11 March 2009
6. Date on which issuer notified:	13 March 2009

7. Threshold(s) that is/are crossed or reached:	From3% - 4% (L&G)

8: Notified Details							
A: Voting rights attached to shares							
Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
ORD GBP 0.01	12,731,958	12,731,958	13,219,614	13,219,614		4.14	

B: Financial Instruments				
Resulting situation after the triggering transaction				
Type of financial	Expiration date	Exercise/ conversion	No. of voting rights that may be	Percentage of voting rights

instrument		period/date	acquired (if the instrument exercised/converted)	

Total (A+B)	
Number of voting rights	Percentage of voting rights
13,219,614	4.14

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Legal & General Group Plc (Direct and Indirect) (Group) Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) Legal & General Investment Management Limited (Indirect) (LGIM) Legal & General Group Plc (Direct) (L&G) (13,219,614 - 4.14% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (12,135,566-3.80% = PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC) (12,135,566-3.80% = PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)
(LGPL)	Legal & General Pensions Limited (Direct)

Proxy Voting:	
10. Name of proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 319,014,636

14 Contact name:	Helen Lewis (LGIM)
15. Contact telephone number:	020 3124 3851

For notes on how to complete form TR-1 please see the FSA website.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Director/PDMR Shareholding
Released	17:29 16-Mar-09
Number	9497O17

Michael Page
INTERNATIONAL

RNS Number : 9497O
Michael Page International PLC
16 March 2009

Michael Page International plc
13 March 2009

Notification of Director's Interests in Shares

Release of shares under the Michael Page Annual Bonus Plan

On 9 March 2009, UBS Trustees (Jersey) Limited, the trustee of the Michael Page Employees' Benefit Trust ("EBT") transferred the legal title of the number of Michael Page International plc ordinary shares of 1p each ("Shares") set out in the table below, to the

Executive Directors of Michael Page International plc (the "Company"), for nil cost, as a result of the vesting of their allocations under the Annual Bonus Plan. Of these, the trustee of the EBT arranged for the sale of sufficient of such Shares on behalf of the Executive Directors at 188.22 pence per Share on 9 March 2009 in order to reimburse the Company for their personal tax and social security liabilities arising together with such number of additional Shares that each Executive Director has notified to the trustee that he would like to sell.

The number of Shares sold and transferred is set out below.

Executive Director	Total no of Shares transferred on 9 March 2009	Shares sold on 9 March 2009	Net no of Shares transferred on 9 March 2009
S Ingham	324,018	133,779	190,239
S Puckett	268,793	110,978	157,815
C-H Dumon	392,164	250,000	142,164

Release of Shares under the Michael Page Incentive Share Plan

In addition, on 9 March 2009, the trustee of the EBT transferred the legal title of the number of Shares set out in the table below, to the Executive Directors and persons discharging managerial responsibilities ("PDMR") of the Company, for nil cost, as a result of the vesting of their allocations under the Incentive Share Plan. Of these, the trustee of the EBT arranged for the sale of sufficient of such Shares on behalf of the Executive

Directors and PDMRs at 188.22 pence per Share on 9 March 2009 in order to reimburse the Company for their personal tax and social security liabilities arising together with such number of additional Shares that each Executive Director and PDMR has notified to the trustee that he would like to sell.

The number of Shares sold and transferred is set out below.

Executive Director / PDMR	Total no of Shares transferred on 9 March 2009	Shares sold on 9 March 2009	Net no of Shares transferred on 9 March 2009
S Ingham (1)	102,200	42,199	60,001
S Puckett (1)	102,200	42,199	60,001
C-H Dumon (1)	194,946	-	194,946
G James (2)	39,120	2,567	36,553
A de Bretteville (2)	48,900	14,234	34,666

(1) Executive Director
(2) PDMR

This announcement is made in accordance with DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(c).

Michael Page International plc
Kelvin Stagg, Company Secretary 01932 264141

Financial Dynamics
Richard Mountain 020 7269 7291

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Director/PDMR Shareholding
Released	17:32 16-Mar-09
Number	9500O17

Michael Page INTERNATIONAL

RNS Number : 9500O
Michael Page International PLC
16 March 2009

Michael Page International plc

13 March 2009

Notification of Director's Interests in Shares

Transfer of beneficial interest in Michael Page International plc ordinary shares

On 9 March 2009, UBS Trustees (Jersey) Limited, as the trustee of the Michael Page Employees' Benefit Trust ("the Trustee"), transferred for nil cost, as deferred share awards/options and performance share awards/options, the beneficial interest in ordinary

shares of 1p each ("Ordinary Shares") in Michael Page International plc ("the Company") to the Executive Directors and persons discharging managerial responsibilities ("PDMRs") of the Company, as set out in the tables below, subject to the rules of the Incentive Share Plan and the Annual Bonus Plan.

Executive Director / PDMR	Annual Bonus Plan - Deferred Shares	Incentive Share Plan - Deferred Shares	Incentive Share Plan - Performance Shares
S Ingham (1)	286,231	307,569	153,785
S Puckett (1)	227,529	307,569	153,785
A de Bretteville (2)	-	168,889	84,444
A Wayland (2)	-	26,667	13,333

(1) Executive Director
(2) PDMR

Executive Director / PDMR	Annual Bonus Plan - Deferred Options (nil cost)	Incentive Share Plan - Deferred Options (nil cost)	Incentive Share Plan - Performance Options (nil cost)

C-H Dumon (1)	227,529	307,569	153,785
C Duchatellier (2)	-	177,778	88,889

(1) Executive Director
(2) PDMR

In addition, on 9 March 2009, the Company granted for nil cost, deferred share options and performance share options over Ordinary Shares to the PDMR of the Company, as set out in the table below, subject to the rules of the Incentive Share Plan.

PDMR	Incentive Share Plan - Deferred Options (nil cost)	Incentive Share Plan - Performance Options (nil cost)
G James	124,444	62,222

This announcement is made in accordance with DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(c).

Michael Page International plc
Kelvin Stagg, Company Secretary 01932 264141

Financial Dynamics
Richard Mountain 020 7269 7291

This information is provided by RNS
The company news service from the London Stock Exchange

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Michael Page International Recruitment Limited
Corporate Office, Page House, 1 Dashwood Lang Road,
The Bourne Business Park, Addlestone, Surrey, KT15 2QW
t: +44(0) 1932 264000 **f:** +44(0) 1932 264297
e: groupaccounts@michaelpage.com

RECEIVED

Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

3 February 2009

Dear Sir/Madam,

Re: Michael Page International plc – Co. No. 3310225

Please find enclosed a form 88(2) for your files.

If you have any queries relating to the enclosure, please contact me on 01932 264143.

Yours faithfully

P.P. [signature]

Jeremy Tatham
Director of Group Reporting

Companies House — for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3310225

Company name in full MICHAEL PAGE INTERNATIONAL PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01	01	2009	31	01	2009

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	214,369		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	£0.088 (AVERAGE)		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HSBC GLOBAL CUSTODY NOMINEE (UK) LTD Address 8 CANADA SQUARE, LONDON UK Postcode E14 5HQ	Class of shares allotted Ordinary 1p	Number allotted 214,369
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 5/2/09

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel
DX number DX exchange

Strictly Confidential

From Date	04.Jan.2009 00:00:00
To Date	03.Feb.2009 23:59:59
Organisation Type	BUSINESS
Organisation Level	ORG_LEVEL4
Organisation Level Value	MPI
Report based on Data as of	03.Feb.2009 17:06:50 (PP1X)

#	EXECUTION DATE	SHARES TO BE DELIVERED TO CEFS (OPTIONS EXERCISED)	STRIKE PRICE (VEH CCY)	AGGREGATE OPTION COST	VEHICLE DESC
1	15.Jan.2009	15101	0	0	Michael Page International Share
2	15.Jan.2009	4955	0	0	Michael Page International Share
3	15.Jan.2009	20776	0	0	Michael Page International Share
4	15.Jan.2009	10387	0	0	Michael Page International Share
5	15.Jan.2009	27088	0	0	Michael Page International Share
6	15.Jan.2009	13544	0	0	Michael Page International Share
7	15.Jan.2009	15106	0	0	Michael Page International Share
8	15.Jan.2009	4648	0	0	Michael Page International Share
9	15.Jan.2009	19121	0	0	Michael Page International Share
10	15.Jan.2009	9560	0	0	Michael Page International Share
11	15.Jan.2009	35228	0	0	Michael Page International Share
12	15.Jan.2009	17614	0	0	Michael Page International Share
13	27.Jan.2009	187	1.75	327.25	Employee Options - 2001 part A
14	27.Jan.2009	102	1.75	178.5	Employee Options - 2001 part A
15	27.Jan.2009	45	1.75	78.75	Employee Options - 2001 part A
16	27.Jan.2009	105	1.75	183.75	Employee Options - 2001 part A
17	27.Jan.2009	93	1.75	162.75	Employee Options - 2001 part A
18	27.Jan.2009	28	1.75	49	Employee Options - 2001 part A
19	27.Jan.2009	184	1.75	322	Employee Options - 2001 part A
20	27.Jan.2009	50	1.75	87.5	Employee Options - 2001 part A
21	27.Jan.2009	447	1.75	782.25	Employee Options - 2001 part A
22	29.Jan.2009	20000	0.834	16680	Employee Options - 2003 part C Fr
		214369		18851.75	
		0.087940654			

Michael Page International
Corporate Office, Page House, 1 Dashwood Lang Road,
The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW
t 01932 264 000 **f** 01932 264 297
e groupaccounts@michaelpage.com

Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

6 January 2009

Dear Sir/Madam,

Re: Michael Page International plc – Co. No. 3310225

Please find enclosed a form 88(2) for your files.

If you have any queries relating to the enclosure, please contact me on 01932 264143.

Yours faithfully

pp. [signature]

Jeremy Tatham
Controller – Corporate Reporting

Companies House

— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	3310225
Company name in full	MICHAEL PAGE INTERNATIONAL PLC

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	01	12	2008	31	12	2008

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	368,480		
Nominal value of each share	1p		
Amount (if any) paid or due on each share (including any share premium)	£0.045 (AVERAGE)		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

09/2005

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) HSBC Global Custody Nominee (UK) LTD Address 8 Canada Square, London UK Postcode E14 5HQ	Class of shares allotted Ordinary 1p	Number allotted 368,480
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted
Name(s) Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 6/1/09

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

Strictly Confidential

From Date	04.Dec.2008 00:00:00
To Date	03.Jan.2009 23:59:59
Organisation Type	BUSINESS
Organisation Level	ORG_LEVEL4
Organisation Level Value	MPI
Report based on Data as of	06.Jan.2009 15:36:43 (PP1X)

#	EXECUTION DATE	SHARES TO BE DELIVERED TO CEFS (OPTIONS EXERCISED)	STRIKE PRICE (VEH CCY)	AGGREGATE OPTION COST	VEHICLE DESC
1	02.Dec.2008	26080	0	0	Share Incentive Scheme '06 - Deferred
2	02.Dec.2008	13040	0	0	Share Incentive Scheme '06 - Performance
3	02.Dec.2008	33011	0	0	Share Incentive Scheme '07 - Deferred
4	02.Dec.2008	16505	0	0	Share Incentive Scheme '07 - Performance
5	02.Dec.2008	60818	0	0	Share Incentive Scheme '08 - Deferred
6	02.Dec.2008	30410	0	0	Share Incentive Scheme '08 - Performance
7	02.Dec.2008	26080	0	0	Share Incentive Scheme '06 - Deferred
8	02.Dec.2008	13040	0	0	Share Incentive Scheme '06 - Performance
9	02.Dec.2008	35881	0	0	Share Incentive Scheme '07 - Deferred
10	02.Dec.2008	17940	0	0	Share Incentive Scheme '07 - Performance
11	02.Dec.2008	46783	0	0	Share Incentive Scheme '08 - Deferred
12	02.Dec.2008	23392	0	0	Share Incentive Scheme '08 - Performance
13	04.Dec.2008	2595	0	0	Michael Page International Share
14	04.Dec.2008	2905	0	0	Michael Page International Share
15	19.Dec.2008	20000	0.834	16680	Employee Options - 2003 part C Fr
		368480		16680	
		0.045267043			

Michael Page International Recruitment Limited
Corporate Office, Page House, 1 Dashwood Lang Road,
The Bourne Business Park, Addlestone, Surrey, KT15 2QW
t: +44(0) 1932 264000 **f:** +44(0) 1932 264297
e: groupaccounts@michaelpage.com

Registrar of Companies
Companies House
Crown Way
Cardiff
CF14 3UZ

3 March 2009

Dear Sir/Madam,

Re: Michael Page International plc – Co. No. 3310225

Please find enclosed a form 88(2) for your files.

If you have any queries relating to the enclosure, please contact me on 01932 264143.

Yours faithfully

pp [signature]

Jeremy Tatham
Director of Group Reporting

Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3310225

Company name in full MICHAEL PAGE INTERNATIONAL PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01	02	2009	28	02	2009

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	23,612		
Nominal value of each share	1p		
Amount (if any) paid or due on each share *(including any share premium)*	£1.88 AVERAGE		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Form revised 10/03

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name HSBC GLOBAL CUSTODY NOMINEE (UK) LTD	Class of shares allotted	Number allotted
Address 8 CANADA SQUARE, LONDON	ORDINARY 1p	23,612
UK Postcode E14 5HQ		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 3/3/09

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

Strictly Confidential

From Date 04.Feb.2009 00:00:00
To Date 03.Mar.2009 23:59:59
Organisatic BUSINESS
Organisatic ORG_LEVEL4
Organisatic MPI
Report bas 03.Mar.2009 10:20:25 (PP1X)

#	EXECUTION DATE	SHARES TO BE DELIVERED TO CEFS (OPTIONS EXERCISED)	STRIKE PRICE (VEH CCY)	AGGREGATE OPTION COST	VEHICLE DESC
1	23.Feb.2009	1,230	1.75	2,153	Employee Options - 2001 part A
2	23.Feb.2009	1,117	1.75	1,955	Employee Options - 2001 part A
3	23.Feb.2009	114	1.75	200	Employee Options - 2001 part A
4	23.Feb.2009	262	1.75	459	Employee Options - 2001 part A
5	23.Feb.2009	234	1.75	410	Employee Options - 2001 part A
6	23.Feb.2009	69	1.75	121	Employee Options - 2001 part A
7	23.Feb.2009	460	1.75	805	Employee Options - 2001 part A
8	23.Feb.2009	126	1.75	221	Employee Options - 2001 part A
9	26.Feb.2009	18,511	1.9075	35,310	Employee Options - 2005 part B
10	26.Feb.2009	1,489	1.9075	2,840	Employee Options - 2005 part B
Totals		**23,612**		**44,471**	
Average				**1.883406742**	